UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2024

Commission File Number: 001-39152

QUANTUM BIOPHARMA LTD.
(Translation of registrant's name into English)

199 Bay St., Suite 4000

Toronto, Ontario M5L 1A9, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This Form 6-K and Exhibit 99.1 attached hereto are incorporated by reference into the Registrant’s Registration Statement on Form F-3 (SEC File No. 333-276264), including any prospectuses forming a part of such Registration Statement.

EXPLANATORY NOTE

On September 9, 2024, Quantum Biopharma Ltd. issued a press release titled “Quantum Biopharma Signs an Agreement With Ingenu CRO to Conduct a Clinical Study to Observe Disease Progression in Patients With Primary Progressive Multiple Sclerosis.” A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by this reference.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quantum BioPharma Ltd. (Registrant)

Date: September 9, 2024	By:	/s/ Donal Carroll
Donal Carroll, Chief Financial Officer

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EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Press Release dated September 9, 2024

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